Registration No. 333-______
  As filed with the Securities and Exchange Commission on December 18, 1997
  -------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURIITES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                            Steven A, Glover, Esq.
               Associate General Counsel and Assistant Secretary
                    American General Life Insurance Company
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
               (Name and Complete Address of Agent for Service)

                   Please send copies of all communications
                                     to:

               Gary O. Cohen, Esq. and Thomas C. Lauerman, Esq.
                        Freedman, Levy, Kroll & Simonds
                   1050 Connecticut Avenue, N.W., Suite 825
                            Washington, D.C. 20036

               Title and Amount of Securities Being Registered:
                 An Indefinite Amount of Units of Interest in
                    American General Life Insurance Company
                             Separate Account VL-R
                    Under Variable Life Insurance Policies

Amount of Filing Fee:  None required.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rule 6e-3(T)(b)(13)(I)(A) under the Investment Company Act of 1940, with respect to the Variable Life Insurance Policies described in the Prospectus.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                 RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                   (PURSUANT TO INSTRUCTION 4 OF FORM S-6)


 ITEMS OF FORM N-8B-2*          CAPTIONS IN PROSPECTUS
  1                             Additional Information: Separate Account VL-R.

  2                             Additional Information: AGL.

  3                             Inapplicable.

  4                             Additional   Information:    Distribution   of
                                Policies.

  5, 6                          Additional Information: Separate Account VL-R.

  7                             Inapplicable.**

  8                             Inapplicable.**

  9                             Additional information: Legal Matters.

 10(a)                          Additional   Information:   Your  Beneficiary,
                                Assigning Your Policy.

 10(b) Basic Questions You May Have: How will the value of my investment in a Policy change over time?

 10(c), 10(d)                   Basic Questions You May Have: How can I change
                                my  Policy's  insurance  coverage?  How  can I
                                access my investment in a Policy? Can I choose
                                the  form in which  AGL pays out any  proceeds
                                from my Policy?

ITEMS OF FORM N-8B-2            CAPTIONS IN PROSPECTUS
 10(e)                          Basic  Questions  You May Have:  Must I invest
                                any minimum amount in a Policy?

 10(f)                          Additional Information: Voting Privileges.

 10(g)(1), 10(g)(4),            Basic  Questions  You May Have: To what extent
 10(h)(3), 10(h)(2)             will AGL vary the terms and  conditions of the
                                Policies  in  particular   cases?   Additional
                                Information:  Voting  Privileges;   Additional
                                Rights That We Have.


                                     iii


 10(g)(3), 10(g)(4),            Inapplicable.**
 10(h)(3), 10(h)(4)

 10(i)                          Additional information: Separate Account VL-R;
                                Tax Effects.

 11 Basic Questions You May Have: How will the value of my investments change over time?

 12(a)                          Additional Information: Separate Account VL-R;
                                Front Cover.

 12(b)                          Inapplicable.

 12(c),                         12(d) Inapplicable.**

 12(e) Inapplicable, because the Separate Account has not yet commenced operations.

 13(a) Basic Questions You May Have: What charges will AGL deduct from my investment in a Policy? What charges and expenses will the mutual Funds deduct from the amount I invest through my Policy? Additional Information:
                                More About Policy Charges.

 13(b)                          Illustrations of Hypothetical Policy Benefits.

 13(c)                          Inapplicable.**

 13(d) Basic Questions You May Have: To what extent will AGL vary the terms and conditions of the Policies in particular cases?

 13(e), 13(f)                   None.

 14 Basic Questions You May Have: How can I invest money in a Policy?

 15 Basic Questions You May Have: How can I invest money in a Policy? How do I communicate with AGL?

 16 Basic Questions You May Have: How will the value of my investment in a Policy change over time? Additional Information: Separate Account
                                VL-R.

 17(a), 17(b)                   Captions  referenced under Items 10(c), 10(d),
                                and 10(e).


                                      iv


 17(c)                          Inapplicable.

 18(a)                          Captions referred to under Item 16.

 18(b), 18(d)                   Inapplicable.

 18(c)                          Additional Information: Separate Account VL-R.

 19                             Additional Information: Voting Privileges; Our
                                Reports to Policy Owners.

 20(a)                          Captions   referenced  under  Items  10(g)(1),
                                10(g)(2), 10(h)(1), and 10(h)(2).

 20(b), 20(c), 20(d),           Inapplicable.
 20(e), 20(f)

 21(a), 21(b) Basic Questions You May Have: How can I access my investment in a Policy? Additional
                                Information: Payment of Policy Proceeds.

 21(c)                          Inapplicable.**

 22                             Additional  Information:   Payment  of  Policy
                                Proceeds--Delay to Challenge Coverage.

 23                             Inapplicable.**

 24                             Basic  Questions  You  May  Have;   Additional
                                Information.

 25                             Additional Information:  American General Life
                                Insurance Company.

 26 Inapplicable, because the Separate Account has not yet commenced operations.

 27                             Additional Information:  American General Life
                                Insurance Company.

 28                             Additional Information: AGL; AGL's Management.

 29                             Additional Information: AGL.


                                      v


 30, 31, 32, 33, 34             Inapplicable, because the Separate Account has
                                not yet commenced operations.

 35                             Inapplicable.**

 36                             Inapplicable.**

 37                             None.

 38, 39                         Additional  Information:  Distribution  of the
                                Policies.

 40 Inapplicable, because the Separate Account has not yet commenced operations.

 41(a)                          Additional  Information:  Distribution  of the
                                Policies.

 41(b), 41(c)                   Inapplicable.**

 42, 43 Inapplicable, because the Separate Account has not yet commenced operations or issued any securities.

 44(a)(1), 44(a)(2),            Basic  Questions  You May  Have:  How will the
 44(a)(3)                       value of my investment in a Policy change over
                                time?

 44(a)(4)                       Additional   Information:   Tax   Effects--Our
                                Taxes.

 44(a)(5), 44(a)(6)             Basic  Questions  You May Have:  What  charges
                                will  AGL  deduct  from  my  investment  in  a
                                Policy?

 44(b)                          Inapplicable.**

 44(c)                          Caption referenced in 13(d) above.

 45 Inapplicable, because the Separate Account has not yet commenced operations.

 46(a)                          Captions referenced in 44(a) above.

 46(b)                          Inapplicable.**

 47, 48, 49                     None.

 50                             Additional Information: Separate Account VL-R.


                                      vi


 51                             Inapplicable.

 52(a), 52(c)                   Basic  Questions  You May Have: To what extent
                                will AGL vary the terms and  conditions of the
                                Policies  in  particular   cases?   Additional
                                Information: Additional Rights That We Have

 52(b), 52(d)                   None.

 53(a)                          Additional   Information:   Tax   Effects--Our
                                Taxes.

 53(b), 54                      Inapplicable.

 55                             Illustrations of Hypothetical Policy Benefits.

 56-59                          Inapplicable.**


* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R has, simultaneously herewith, filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940, and it intends to file a Form N-8B-2 Registration Statement within the next several weeks. Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under the Act, and Forms
N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                      PLATINUM INVESTOR I (SM) AND
                        PLATINUM INVESTOR II (SM)


   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES (THE "POLICIES")

                                Issued by

             AMERICAN GENERAL LIFE INSURANCE COMPANY ("AGL")

                              HOME OFFICE:

        (Express Delivery)                    (US Mail)
        2727-A Allen Parkway                  Variable Universal Life
        Houston, Texas 77019-2191             Administration
        PHONE:  1-888-325-9315                P.O. Box 4880
          or  1-713-831-3443                  Houston, Texas 77210-4880
        FAX:  1-713-620-3857

INVESTMENT OPTIONS. The AGL Declared Fixed Interest Account is the fixed investment option for these policies. You can also invest in the following variable investment options. You may change your selections from time to time:

 --------------------------------------------------------------------------------------------------------------------------------
 AIM VARIABLE INSURANCE            AMERICAN GENERAL SERIES          DREYFUS VARIABLE                  MFS VARIABLE INSURANCE
 FUNDS, INC.                       PORTFOLIO COMPANY                INVESTMENT FUND                   TRUST
 o AIM V.I. International          o International Equities         o Quality Bond Portfolio          o MFS Emerging Growth
   Equity Fund                       Fund (1)                       o Small Cap Portfolio               Series
 o AIM V.I. Value Fund             o MidCap Index Fund (1,2)
                                   o Money Market Fund (1)
                                   o Stock Index Fund (1,2)

                                   (1) Variable Annuity Life
                                       Insurance Company *                                            Massachusetts Financial
  AIM Advisors, Inc.*              (2) Bankers Trust Company(+)     The Dreyfus Corporation*          Services Company*
 --------------------------------------------------------------------------------------------------------------------------------
 MORGAN STANLEY                    PUTNAM VARIABLE TRUST            SAFECO RESOURCE                  VAN KAMPEN AMERICAN
 UNIVERSAL FUNDS, INC.             o Putnam VT Diversified          SERIES TRUST                     CAPITAL LIFE INVESTMENT
 o Equity Growth Portfolio (1)       Income Fund                    o Equity Portfolio               TRUST
 o High Yield Portfolio (2)        o Putnam VT Growth               o Growth Portfolio               o Strategic Stock Portfolio
                                   o Putnam VT Growth
                                     and Income Fund
                                   o Putnam VT International
                                     Growth and Income Fund
(1) Morgan Stanley Asset Mgmt,
    Inc.*                                                           SAFECO Asset Management           Van Kampen American Capital
(2) Miller Anderson Sherrerd, LLP* Putnam  Management, Inc.*        Company*                          Asset Management, Inc.*
 --------------------------------------------------------------------------------------------------------------------------------

 *  The Investment Adviser of the investment option
(+) The Investment Sub-Adviser of the investment option

      SEPARATE PROSPECTUSES CONTAIN MORE INFORMATION ABOUT THE MUTUAL FUNDS ("FUNDS" OR "MUTUAL FUNDS") IN WHICH WE INVEST THE ACCUMULATION VALUE THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED INVESTMENT OPTIONS (OTHER THAN OUR DECLARED FIXED INTEREST ACCOUNT OPTION). THE FORMAL NAME OF EACH SUCH FUND IS SET FORTH IN THE CHART THAT APPEARS ON PAGE 1, ABOVE. YOUR INVESTMENT RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. THEREFORE, YOU SHOULD BE SURE YOU ALSO READ THE PROSPECTUS OF THE MUTUAL FUND FOR ANY SUCH INVESTMENT OPTION YOU MAY BE INTERESTED IN. YOU CAN REQUEST FREE COPIES OF ANY OR ALL OF THE MUTUAL FUND PROSPECTUSES FROM YOUR AGL REPRESENTATIVE OR FROM US AT OUR HOME OFFICE LISTED ABOVE.

      OTHER CHOICES YOU HAVE. During the insured person's lifetime, you can also (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose, within limits, when and how much you invest, and
(4) choose whether the amount you have invested under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.

      CHARGES AND EXPENSES. We deduct charges and expenses from the amounts you invest. These are described beginning on page 8, below.

      RIGHT TO RETURN. If for any reason you are not satisfied with your Policy, you may return it to us for a full refund. (In some states, we will adjust this amount for any investment performance you have earned.) To exercise your right to return your Policy, you must mail it directly to the Home Office address shown on the cover of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the above-listed investment options as you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market division and allocated to the investment options at the same time as your initial premium.

      PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS CONTAINS INFORMATION THAT YOU SHOULD KNOW BEFORE INVESTING IN A POLICY. THE POLICIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THIS BOOKLET IS CALLED A "PROSPECTUS." ITS DATE IS _____________, 1998

                           GUIDE TO THIS PROSPECTUS

      This booklet (which we call a prospectus) contains information that you should know before you purchase a Platinum InvestorSM variable life policy ("Policy") or exercise any of your rights or privileges under a Policy.

      This  prospectus   describes  two  versions  of  the  Platinum  Investor
Policies: the Platinum Investor I and the Platinum Investor II Policies. Your AGL representative can advise you which version of the Policy he or she offers or whether he or she offers both. You cannot change to a different version once your coverage takes effect. The Platinum Investor I and Platinum Investor II Policies are identical, except for the differences that are discussed beginning on page 13, below.

      BASIC INFORMATION. Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                           PAGE TO SEE
                  BASIC QUESTIONS YOU MAY HAVE                          IN THIS PROSPECTUS
o  What are the Policies?..............................................     Front Cover
                                                                               Page

o  How can I invest money in a Policy?.................................

o  How will the value of my investment in a Policy change over time?...

o  What is the basic amount of insurance  ("death  benefit")  that AGL pays if the insured person dies?....................................

o  What charges will AGL deduct from my investment in a Policy?........

o  What charges and expenses will the Mutual Funds deduct from the amount I invest through my Policy?..................................

o  Must I invest any minimum amount in a Policy?.......................

o  What are the differences between Platinum Investor I and Platinum
   Investor II?........................................................

o  How can I change my Policy's investment options?....................

o  How can I change my Policy's insurance coverage?....................

o  What additional rider benefits might I select?......................


                                   3


o  How can I access my investment in a Policy?.........................

o  Can I choose the form in which AGL pays out any proceeds from my
   Policy?.............................................................

o  To what extent will AGL vary the terms and conditions of the
   Policies in particular cases?.......................................

o  How will my Policy be treated for income tax purposes?..............

o  How do I communicate with AGL?......................................


      ILLUSTRATIONS OF A HYPOTHETICAL POLICY. Starting on page 22, below, we have included some illustrations of how the values of a hypothetical Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative will also provide you with a similar hypothetical illustration that is more tailored to your own circumstances and wishes.

      ADDITIONAL INFORMATION. You may find the answers to any other questions you have under "Additional Information" beginning on page 24, below or in the forms of our Policy and riders. A table of contents for the "Additional Information" portion of this prospectus also appears on page 24, below. You can obtain copies of our Policy and rider forms from (and direct any other questions to) your AGL representative or our Home Office (shown on the cover of this Prospectus).

      AGL'S FINANCIAL STATEMENTS. We have included our financial statements in this prospectus. These begin on page 40, below.

      SPECIAL WORDS AND PHRASES. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears on the inside of the back cover of this prospectus. That index will tell you on what page you can read more about many of the words and phrases that we use.

                         BASIC QUESTIONS YOU MAY HAVE

HOW CAN I INVEST MONEY IN A POLICY?

      PREMIUM PAYMENTS. We call the investments you make in a Policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a subsequent premium payment that is less than $50.
(Policies issued in some states or automatic premium payment plans may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

      LIMITS ON PREMIUM PAYMENTS. Federal tax law limits your ability to make certain very large amounts of premium payments (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements are summarized further under "Tax Effects" beginning on page 25, below. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. Also, in certain limited circumstances, we may refuse to accept an additional premium if the insured person does not provide us with adequate evidence that he/she continues to meet our requirements for issuing insurance.

      CHECKS AND MONEY ORDERS. Premiums must be by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the first premium must be sent directly to our Home Office at the appropriate address shown on the front cover of this prospectus.

      OTHER WAYS TO PAY PREMIUMS. We also accept premium payments by bank draft, wire, or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Home Office shown on the front cover of this prospectus. Premium payments from salary deduction plans may be made only if we agree.

      DOLLAR COST AVERAGING. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

      Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other investment options that you choose (but not to our declared fixed interest account option). You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually; and we make the transfers as of the end of the valuation period that contains the day of the month that you select. You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least

$100. You cannot participate in dollar cost averaging while also using automatic portfolio rebalancing (discussed below). Dollar cost averaging ceases upon your request, or if your accumulation value in the money market option becomes exhausted.

      AUTOMATIC PORTFOLIO REBALANCING. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy (other than our declared fixed interest account option) to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually; and we make transfers to rebalance your accumulation value on the first business day in the appropriate Policy months. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. You cannot participate in this program while also participating in dollar cost averaging (discussed above). Rebalancing terminates upon your request.

HOW WILL THE VALUE OF MY INVESTMENT IN A POLICY CHANGE OVER TIME?

      YOUR ACCUMULATION VALUE. From each premium payment you make, we deduct the charges that we describe on page 8 below under "Deductions from each premium payment." We invest the rest in one or more of the investment options listed on the front cover of this prospectus. We call the amount that is at any time invested under your Policy your "accumulation value."

      YOUR INVESTMENT OPTIONS. We invest the accumulation value that you have allocated to any investment option (except our declared fixed interest account option) in shares of a mutual Fund that follows investment practices, policies and objectives that are appropriate to that option. Over time, your accumulation value in any investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); EXCEPT that your accumulation value will be reduced by certain charges that we deduct. We describe these charges beginning on page 8 below under "What charges will AGL deduct from my investment in a Policy?"

      Other important information about the Mutual Funds that you can choose is included in the separate prospectuses for those Funds. This includes information about the investment performance that each Fund's investment manager has achieved. Additional free copies of these prospectuses are available from your AGL representative or from our Home Office shown on the front cover of this prospectus.

      We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit a fixed rate of interest on that accumulation value, which we declare from time to time. We guarantee that this will be at an effective annual rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of Charges" on page 10 below.

The "daily charge" described below on page 8 and the charges and expenses of the Mutual Funds discussed on pages 10-12 below do NOT apply to our declared fixed interest account option.

      POLICIES ARE "NON-PARTICIPATING." The Policies are NOT "participating." Therefore, you will not be entitled to any dividends from AGL.

WHAT IS THE BASIC AMOUNT OF INSURANCE ("DEATH BENEFIT") THAT AGL PAYS WHEN THE INSURED PERSON DIES?

      YOUR SPECIFIED AMOUNT OF INSURANCE. In your application to buy a Platinum Investor Policy, you will tell us how much life insurance coverage you want on the life of the insured person. We call this the "specified amount" of insurance.

      YOUR DEATH BENEFIT. You also choose whether the basic death benefit we will pay is

            o Option 1 - The specified amount on the date of the insured person's death

                                          - or -

            o     Option  2  -  The   specified   amount  plus  the   Policy's
                  accumulation value on the date of death.

Under Option 2, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value will tend to be higher under Option 1 than under Option 2.

      If higher than the basic Option 1 or Option 2 death benefit (whichever you have selected), we will automatically pay an alternative basic death benefit computed by multiplying your Policy's accumulation value on the insured person's date of death by the following percentages:


           TABLE OF ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE
                     MULTIPLE OF POLICY ACCUMULATION VALUE

    INSURED
    PERSON'S        40 or
     AGE*:          Under        45          50            55           60        65         70        75 to 95      100

       %:            250%       215%        185%          150%         130%      120%       115%         105%        100%

* Nearest birthday at the beginning of the Policy year in which the insured person dies. The percentages are interpolated for ages that are not shown here.

WHAT CHARGES WILL AGL DEDUCT FROM MY INVESTMENT IN A POLICY?

      DEDUCTIONS FROM EACH PREMIUM PAYMENT. We deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes currently range from 2% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We also currently deduct an additional 2.5% from each after-tax premium payment. We have the right at any time to increase this additional charge to not more than 5% on all future premium payments.

      DAILY CHARGE. We make a daily deduction at an annual effective rate of .75% of your accumulation value that is then being invested in any of the investment options (other than our declared fixed interest option). After a Policy has been in effect for a certain number of years, we intend to reduce the rate of this charge by .25%. The number of years depends on whether you have version I or version II of the Policy and is discussed on page 13, below, under "What are the differences between the Platinum Investor I and Platinum Investor II Policies." Because the Policies were first offered in 1998, however, this decrease has not yet occurred for any outstanding Policy. Neither this decrease nor the current rate of .75% are guaranteed. Rather, we have the right at any time to raise this charge under your Policy to not more than .90%; except that in Texas and Oregon, until a Policy has been in effect for a certain number of years, this maximum is .25% higher.

      FLAT MONTHLY CHARGE. We will deduct $6 per month from your accumulation value. Also, we have the right to raise this charge at any time to not more than $12 per month.

      MONTHLY INSURANCE CHARGE. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies, a greater amount at risk results in a higher monthly insurance charge. The cost of insurance rates are generally lower under the Platinum Investor II Policy than under the Platinum Investor I Policy.

      For otherwise identical Policies, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower, although we have the right at any time to raise them to not more than the guaranteed maximum.

      In general, our cost of insurance rates increase with the insured person's age. Therefore, the longer you own your Policy, the higher the cost of insurance rate will be. Also our cost of insurance rates will generally be lower (except in Montana) if the insured person is a female than if a male.

      Similarly, our current cost of insurance rates are lower for non-smokers than smokers, and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

      Finally, our current cost of insurance rates are lower for Policies having a specified amount of at least $1,000,000 on the day the charge is deducted. This means that if your specified amount for any reason decreases from $1,000,000 or more to less than $1,000,000, your future cost of insurance rates will be higher under your Policy than they otherwise would be. The reverse is also true. Our cost of insurance rates also are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

      MONTHLY CHARGES FOR ADDITIONAL BENEFIT RIDERS. We will deduct charges monthly from your accumulation value, if you select certain additional benefit riders. These are described beginning on page 15, below, under "What additional rider benefits can I elect?"

      ADDITIONAL MONTHLY CHARGE FOR PLATINUM INVESTOR II POLICIES DURING THE FIRST TWO YEARS. This charge is described on page 13 below under "What are the differences between the Platinum Investor I and Platinum Investor II Policies?"

      SURRENDER CHARGE FOR PLATINUM INVESTOR I POLICIES. The Platinum Investor I Policies have a surrender charge that applies for the first 10 Policy years (and the first 10 years after any requested increase in the Policy's specified amount). The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. The maximum amount of the surrender charge will be shown on pages [23 and 24] of the Policy. It may initially be as high as $________ per $1,000 of specified amount or as low as $__________ per $1,000 of specified amount (or increase therein). Any amount of surrender charge decreases automatically by a constant amount each year beginning in the fourth year of its 10 year period referred to above until, in the eleventh year, it is zero.

      We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender of a Platinum Investor I Policy. Upon a requested decrease in such a Policy's specified amount of coverage, we will deduct any remaining amount of the surrender charge that was associated with the specified amount that is cancelled. This includes any specified amount decrease that, as described under "Partial surrender" on page 17, below, results from any requested partial surrender. For this purpose, we deem the most recent increases of specified amount to have been cancelled first.

      TRANSACTION FEE. We will also charge a $25 transaction fee for each partial surrender you make.

      CHARGE FOR TAXES. We can make a charge in the future for taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

      ALLOCATION OF CHARGES. You may choose from which of your investment options we deduct all monthly charges. If you do not have enough accumulation value in any investment option to comply with your selection, we will deduct these charges proportionately to the amount of accumulation value you then have in each investment option. Any surrender charge upon a decrease in specified amount that is requested under a Platinum Investor I Policy will be allocated in the same manner as if it were a monthly deduction.

WHAT CHARGES AND EXPENSES WILL THE MUTUAL FUNDS DEDUCT FROM AMOUNTS I INVEST THROUGH MY POLICY?

      Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. These charges and expenses currently are as follows:

      THE MUTUAL FUNDS' ANNUAL EXPENSES (1) (as a percentage of average net assets)

                                                                                           Other Fund               Total
                                                                Fund Management         Operation Expenses          Fund
                                                               Fees After Expense         After Expense           Operating
                     Name Of Fund                                Reimbursement(2)        Reimbursement(2)         Expenses(2)
                     ------------                              ------------------       ------------------        -----------
The following funds of AMERICAN GENERAL
SERIES PORTFOLIO COMPANY ("AGSPC"):
     Money Market Fund
     International Equities Fund
     MidCap Index Fund
     Stock Index Fund

The following funds of AIM VARIABLE
INSURANCE FUNDS, INC.:
     V.I. International Equity Fund
     V.I. Value Fund

The following funds of DREYFUS VARIABLE
INVESTMENT FUND:
     Small Cap Portfolio
     Quality Bond Portfolio


                                      10


The following series of MFS VARIABLE
INSURANCE TRUST:
     MFS Emerging Growth Series

The following portfolios of MORGAN
STANLEY UNIVERSAL FUNDS, INC.:
     Equity Growth Portfolio
     High Yield Portfolio

The following portfolios of PUTNAM
VARIABLE TRUST:
     Putnam VT Growth and Income Fund
     Putnam VT Diversified Income Fund
     Putnam VT International Growth
         and Income Fund

The following portfolios of SAFECO
RESOURCES SERIES TRUST:
     Equity Portfolio
     Growth Portfolio

The following portfolio of VAN KAMPEN
AMERICAN CAPITAL LIFE INVESTMENT TRUST:
     Strategic Stock Portfolio

(1) The annual expenses are estimated for the current fiscal year for the ______________, __________ and __________ Funds, because none of these
     Funds has financial statements covering a period of at least ten months.

(2) If certain voluntary expense reimbursements from the investment adviser were terminated, management fees and other expenses would have been as set out in the following table. Information about annual expenses excluding voluntary expense reimbursements is not available for the other Funds since none of the other Funds has financial statements covering a period of at least ten months.

                                                                                                   Total
                                                                         Other Fund                Fund
                                       Fund Management                    Operating              Operating
         Name Of Fund                        Fees                         Expenses               Expenses
         ------------                  ---------------                   -----------             ---------

                                [copy to come]


MUST I INVEST ANY MINIMUM AMOUNT IN A POLICY?

      PLANNED PERIODIC PREMIUMS. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to have us bill you. Our current practice is to bill quarterly, semi-annually or annually. Payment of these or any other specific amounts of premiums is not mandatory, however. Rather, you need only invest enough to ensure either that your Policy's cash surrender value stays above zero or that your 5 year no-lapse guarantee (discussed below) remains in effect. ("Cash surrender value" is explained under "Full surrender" on page 17, below.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, as a result of the deductions we periodically make from your accumulation value.

      POLICY LAPSE AND REINSTATEMENT. If your Policy's cash surrender value does fall to zero, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we don't receive your payment by the end of the grace period, your Policy and all riders will terminate without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. Also, you would have to pay certain extra amounts that we require. In the Policy form itself, you will find additional information about the values and terms of a Policy after it is reinstated.

      MONTHLY GUARANTEE PREMIUMS UNDER THE PLATINUM INVESTOR I POLICIES. Page 3 of a Platinum Investor I Policy will specify a "Monthly Guarantee Premium." On the first day of each Policy month that the cash surrender value is not sufficient to pay the monthly deduction, we check to see if the cumulative amount of premiums paid under such a Policy is at least equal to the sum of the monthly guarantee premiums for all Policy months to date, including the Policy month then starting. (Policy months are measured from the "Date of Issue" that will also be shown on page 3 of the Policy.) So long as at least this amount of premium payments has been paid by the beginning of that Policy month, a Platinum Investor I Policy will not enter a grace period or terminate (I.E., lapse) because of insufficient cash surrender value during the first 5 Policy years. If this test is not met on the monthly deduction day at the beginning of any Policy month, the Policy enters the grace period. If a sufficient premium is not paid before the end of the grace period, the Policy and the 5-year no-lapse guarantee terminate. If the Policy is later reinstated, the 5-year no-lapse guarantee may also be reinstated if sufficient Premiums are paid, although the reinvested guarantee will in no case extend beyond the date that originally marked the end of the maximum 5-year duration.

      The amount of premiums that must be paid to maintain the 5 year no-lapse guarantee will be increased by the cumulative amount of any loans (including any loan increases to pay interest) and partial surrenders you have taken from your Policy. Such monthly guarantee premiums also will be higher following any requested increase in the specified amount of insurance coverage, or following a requested addition of (or increase in) certain rider benefits. On the other hand, the monthly guaranteed premium will be lower following any requested decrease in the specified amount of insurance coverage, or following a requested cancellation of (or decrease in) certain riders. If your Policy is the Platinum Investor I version, we will send you an endorsement to your Policy that will tell you what your new monthly guarantee premium is. However, none of the above-mentioned changes extends the no-lapse period beyond 5 years or establishes a new no lapse guarantee.

      Although we will bill you for planned premiums, we will not send any specific bills for the amount of any monthly guarantee premium that is due.

WHAT ARE THE DIFFERENCES BETWEEN THE PLATINUM INVESTOR I AND THE PLATINUM INVESTOR II POLICIES?

      Depending on your own financial circumstances and goals, and the uses to which you intend to put a Platinum Investor Policy, either version of the Policy may be appropriate for you. You should consult carefully with your AGL representative about this. Relevant factors may include how much accumulation value you intend to maintain in the Policy relative to the amount of the Policy's death benefit and how likely it is that you may choose to surrender your Policy or otherwise reduce your Policy's specified amount in the foreseeable future.

      The differences between the two versions of Platinum Investor are:

      Platinum Investor II is available only for specified amounts of $500,000 or more. You may not request a specified amount decrease (or a partial surrender) under a Platinum Investor II Policy that would reduce the specified amount to less than $500,000.

      o Platinum Investor II is not available for insured persons who are below age 18.

      o The Platinum Investor II version of the Policy DOES not have a surrender charge.

      o The Platinum Investor II version of the Policy DOES not have a 5 year no-lapse guarantee.

      o The planned reduction in the current daily charge by .25% per annum of separate account accumulation value is scheduled to occur after year 10 for Platinum Investor II and after year 20 for Platinum Investor I. These are also the same periods after which the guaranteed maximum daily charge under Policies sold in Texas and Oregon will decrease by .25% per annum.

      o The two versions of Platinum Investor have different current cost of insurance rates. Since this difference results in differing accumulation values, you should carefully review the Policy illustrations that are available to you.

      o The Platinum Investor II version of the Policy has a monthly expense charge during the first two Policy years (and the first two years after any requested increase in the Policy's specified amount). The amount of this charge depends on the age and other insurance characteristics of the insured person. The amount of this charge will be shown on page __ of a Platinum Investor II Policy. It may initially be as much as $_______ per $1,000 of specified amount (or increase therein), or as low as $_______ per $1,000 of specified amount (or increase therein). (After the two-year periods mentioned above, this charge is zero.) This additional monthly charge does not apply to the Platinum Investor I version of the Policies.

HOW CAN I CHANGE MY POLICY'S INVESTMENT OPTIONS?

      FUTURE PREMIUM PAYMENTS. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

      TRANSFERS OF EXISTING ACCUMULATION VALUE. You may also transfer your existing accumulation value from one investment option under the Policy to another. Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional rights that we have," beginning on page 37, below. Also, you may not in any one Policy year make transfers out of our declared fixed interest account option that aggregate more than 25% of the accumulation value you had invested in that option at the beginning of that Policy year.

      You may make transfers at any time, except that transfers out of our declared fixed interest account option must be made within 60 days after a Policy anniversary. We will not honor any request received outside that period.

      MAXIMUM NUMBER OF INVESTMENT OPTIONS. We can at any time limit the number of investment options you may use. Our current rule is that you cannot use more than 18 different options over the life of your Policy.

HOW CAN I CHANGE MY INSURANCE COVERAGE?

      INCREASE IN COVERAGE. You may at any time request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

      We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age and risk class of the insured person at the time of the increase. Also, if you have the Platinum Investor I version of the Policy, a new amount of surrender charge and monthly guarantee premium apply to the specified amount increase; and these amounts are the same as they would be if we were instead issuing the same amount of additional coverage as a new Platinum Investor I Policy. On the other hand, if you have the Platinum Investor II version of the Policy, an additional monthly expense charge applies for the first two years following the request for an increase in specified amount. This amount is also the same as it would be if we were instead issuing the same amount of additional coverage as a new Platinum Investor II Policy.

      DECREASE IN COVERAGE. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. The minimum for a Platinum Investor I Policy is $100,000 (or, if greater, the minimum amount that the tax law requires relative to the amount of premium payments you have made). At the time of a decrease under such a Policy, we will deduct from the Policy's accumulation value an amount of any remaining surrender charge. We compute the amount we deduct in the manner described on page 32, below, "Decreases in the specified amount of a Platinum Investor I Policy."

      CHANGE OF DEATH BENEFIT OPTION. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa. If you change from Option 1 to 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. If you change from Option 2 to 1, we also automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

      TAX CONSEQUENCES OF CHANGES IN INSURANCE COVERAGE. Please read "Tax Effects" starting on page 26 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

WHAT ADDITIONAL RIDER BENEFITS MIGHT I SELECT?

      You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

      o ACCIDENTAL DEATH BENEFIT RIDER, which pays an additional death benefit if the insured person dies from certain accidental causes.

      o AUTOMATIC INCREASE RIDER, which provides for automatic increases in your Policy's specified amount of insurance at certain specified dates and based on a specified index. These increases do not require that evidence be provided to us about whether the insured person continues to meet our requirements for insurance coverage. These automatic increases are on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 14, above). There is no additional charge for the rider itself, although the automatic increases in the specified amount will increase the monthly insurance charge deducted from your accumulation value, to compensate us for the additional coverage.

      o CHILDREN'S INSURANCE BENEFIT RIDER, which provides term life insurance coverage on the eligible children of the person insured under Policy. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion.

      o MATURITY EXTENSION RIDER, which permits you to extend the Policy's maturity date beyond what it otherwise would be, has two versions from which to choose.

            One version provides for a death benefit after the original maturity date that is equal to the accumulation value on the date of death. With this version, all accumulation value that is in the separate account can remain there. There is no charge for this version.

            The other version provides for a death benefit after the original maturity date equal to the base policy death benefit on the original maturity date. With this version, if you elect to extend your maturity date, all accumulation value that is in the separate account will be automatically transferred to the declared fixed interest option. There is a monthly charge for this version of the rider during the first nine Policy years immediately preceding the Policy's original maturity date. Therefore, this rider may not be added to a Policy during that 9 year period.

            In both versions, any other riders associated with the base policy will expire at the original maturity date. No additional premium payments, new loans, monthly insurance charge, or changes in specified amount will be allowed after the original maturity date. There is a flat monthly charge of no more than $10 each month after the original maturity date. Extension of the maturity date beyond the insured person's age 100 may cause your Policy to cease to be taxed as a life insurance policy. You should consult a qualified tax adviser before making such an extension.

      o RETURN OF PREMIUM DEATH BENEFIT RIDER, which provides additional term life insurance coverage on the person insured under the Policy. The amount of additional insurance varies so that it always equals the cumulative amount of premiums paid under the Policy (subject to certain adjustments).

      o SPOUSE TERM RIDER, which provides term life insurance on the life of the spouse of the Policy's insured person. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion.

      o TERMINAL ILLNESS RIDER, which provides for a benefit to be requested if the Policy's insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. This rider is not available in all states. The maximum amount you may receive under this rider prior to the insured person's death is 50% of the death benefit payable under the Policy (excluding any rider benefits) or, if less, $250,000. The amount of benefits paid under the rider, plus an administrative fee (not to exceed $250), plus interest on these amounts to the next Policy anniversary becomes a "lien" against all future Policy benefits. We will continue to charge interest in advance on the total amount of the lien and will add any unpaid interest to the total amount of the lien each year. Any time the total lien, plus any other Policy loans, exceed the Policy's then current death benefit, the Policy will terminate without further value. The cash surrender value of the Policy also will be reduced by the amount of the lien.

      o WAIVER OF MONTHLY DEDUCTION RIDER, under which we will waive all monthly charges under your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy's coverage. However, loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest.

      TAX CONSEQUENCES OF ADDITIONAL RIDER BENEFITS. Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 26, below. You should consult a qualified tax adviser.

HOW CAN I ACCESS MY INVESTMENT IN A POLICY?

      FULL SURRENDER. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, and, if you have the Platinum Investor I version of the Policy, less any surrender charge that then applies. We call this your "cash surrender value." Because of the surrender charge, it is unlikely that a Platinum Investor I Policy will have any cash surrender value during at least the first year unless you pay significantly more than the monthly guarantee premiums.

      PARTIAL SURRENDER. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. If the Option 1 death benefit is then in effect, we will also automatically reduce your Policy's specified amount of insurance by the amount of your withdrawal and any related charges. If you have the Platinum Investor I version of the Policy, and we reduce your Policy's specified amount because you have requested a partial withdrawal while the Option 1 death benefit is in effect, we will deduct the same amount of surrender charge, if any, that would have applied if you had requested such face amount decrease directly. See "Decrease in the specified amount of a Platinum Investor I Policy," on page 32, below. We will not permit a partial surrender if it would cause your Policy to fail to qualify as life insurance under the tax laws or if it would cause your specified amount to fall below the minimum allowed.

      You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the withdrawal in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, proportionally to the amount of accumulation value you then have in each investment option.

      POLICY LOANS. You may at any time borrow from us an amount equal to your Policy's cash surrender value (less our estimate of three months' charges and less the interest that will be payable on your loan through your next Policy anniversary). The minimum amount of each loan is $500 or, if less, the entire remaining borrowable amount under your Policy.

      We remove from your investment options an amount equal to your loan and hold that amount as additional collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.51%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not in most cases be deductible on your tax returns.

      You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

      You may repay all or part (but not less than $100) of your loan at any time. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from our declared fixed interest account investment option. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan will be deducted from the proceeds we pay following the insured person's death.

      PREFERRED LOAN INTEREST RATE. We will credit a higher interest rate on an amount of the collateral securing Policy loans taken out after the first 10 Policy years. The maximum amount of new loans that will receive this preferred loan interest rate for any year is (a) 10% of your Policy's accumulation value (including any loan collateral we are holding for your Policy loans) at the beginning of the Policy year or (b) if less, your Policy's maximum remaining loan value at that anniversary. We intend to set the rate of interest we credit to your preferred collateral amount equal to the loan interest rate you are paying, resulting in a zero net cost of borrowing for that amount. We have full discretion to vary the preferred rate, however, provided that it will always be greater than the rate we are then crediting in connection with regular Policy loans. Because we first offered the Policies in 1998, we have not yet applied the preferred loan interest rate to any Policy loan amounts.

      MATURITY OF YOUR POLICY. If the insured person is still living on the "Maturity Date" shown on page 3 of your Policy, we will automatically pay you the cash surrender value of the Policy, and the Policy will terminate. The maturity date is the Policy anniversary nearest the insured person's 95th birthday.

CAN I CHOOSE THE FORM IN WHICH AGL PAYS OUT THE PROCEEDS FROM MY POLICY?

      CHOOSING A PAYMENT OPTION. You may choose to receive the full proceeds from the Policy (and any riders) as a single sum. This includes proceeds that become payable upon the death of the insured person, full surrender or the maturity date. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

      o     Option 1 - Equal monthly payments for a specified period of time.

      o Option 2 - Equal monthly payments of a specified amount until all amounts are paid out.

      o     Option 3 - Equal monthly  payments for the payee's life,  but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

         o  Option 4 - Proceeds left to accumulate with interest.

Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.

      Within 60 days after the insured person's death, any payee entitled to receive proceeds as a single sum may elect one or more payment options.

      Interest rates that we credit under each option will be at least 3%.

      CHANGE OF PAYMENT OPTION. You may change any payment option you have elected at any time while the Policy is in force.

      TAX IMPACT. If a payment option is chosen, you or your beneficiary may have tax consequences. You therefore should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

TO WHAT EXTENT CAN AGL VARY THE TERMS AND CONDITIONS OF THE POLICIES IN PARTICULAR CASES?

      Listed below are some variations we may make in the terms of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

      POLICIES PURCHASED THROUGH "INTERNAL ROLLOVERS." We maintain published rules that describe the procedures necessary to replace the other life insurance we issue with one of the Policies. Not all types of other insurance we issue is eligible to be replaced with one of the Policies. Our published rules may be changed from time to time, but are evenly applied to all our customers.

      POLICIES PURCHASED THROUGH TERM LIFE CONVERSIONS. Also, we maintain rules about how to make a premium payment to a Policy by what is referred to as a term conversion. Term conversions are available to owners of term life insurance we have issued. Any right to a term conversion is stated in the term life insurance policy. Again, our published rules about term conversions may be changed from time to time, but are evenly applied to all our customers.

      STATE LAW REQUIREMENTS. AGL is subject to the insurance laws and regulations in every jurisdiction in which Platinum Investor is sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and riders, or related endorsements.

      VARIATIONS IN EXPENSES OR RISKS. AGL may vary the charges and other terms of the Policies where special circumstances result in sales or administrative expenses or mortality risks that are different from those normally associated with the Policies.

HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

      Generally, death benefits paid under a Policy are not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, and therefore not subject to income tax.

      Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply.

      For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page 26, below.

HOW DO I COMMUNICATE WITH AGL?

      When we refer to "you," we mean the person who is duly authorized to take any contemplated action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or charges among the investment options.

      GENERAL. You should mail or express checks and money orders for premium payments and loan repayments directly to our Home Office at the appropriate address shown on the cover of this prospectus.

      The following requests must be made in writing signed and dated by you: transfer of accumulation value; loan; full surrender; partial surrender; change of beneficiary or contingent beneficiary; change of allocation percentages for premium payments, loan repayments or charges; change of death benefit option or manner of death benefit payment; increase or decrease in specified insurance amount; addition or cancellation of, or other action with respect to, any rider benefits; election of a payment option for Policy proceeds; tax withholding elections; and telephone transaction privileges. You should mail or express these requests to our Home Office at the appropriate address shown on the cover of this prospectus. You should also communicate notice of the insured person's death, and related documentation, to our Home Office.

      We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. A Service Request form covering many of these transactions is attached to the back of this prospectus. You will be asked to return your Policy when you request a full surrender. You may also obtain these forms from our Home Office or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

      TELEPHONE TRANSACTIONS. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If many people seek to make telephone requests at or about the same time, or if our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. If this occurs, you should submit a written request. Also, if, due to malfunction or other circumstances, the recording of your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-325-9315.

      The Policies are not designed for professional market timing organizations or other entities utilizing programmed and frequent transfers. We reserve the right at any time and without prior notice to any party to terminate, suspend, or modify our policies or procedures regarding telephone requests or to cease permitting telephone requests altogether.


                 ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

         To help clarify how our Policies work, we have prepared the following tables:

                                                                          Page to see in this
                                                                              Prospectus
                                                                              ----------
                                      Table                           Platinum           Platinum
                                      -----                          Investor I         Investor II
                                                                     ----------         -----------
     Death Benefit Option 1 - Current Charges...................
                               Maximum Charges..................

      The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under hypothetical Platinum Investor
Policies would vary over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a __ year-old male non-tobacco user and who is a better-than-average mortality risk in other respects as well. Planned premium payments of $_______ for an initial $_______ of specified amount coverage are assumed to be paid at the beginning of each Policy year. The illustrations assume no Policy loan has been taken. The differences between the accumulation values and the cash surrender values for the first 10 years in the tables for the Platinum Investor I version are that version's surrender charges.

      Although the tables below do not include illustrations of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits, lower cash values, and a greater risk of lapse.

      Separate tables are included to illustrate both current and guaranteed maximum charges for both Platinum Investor I and Platinum Investor II. The charges assumed in the current charge tables include a daily charge at an annual rate of .75% for the first 20 Policy years (for Platinum Investor I) or 10 years (for Platinum Investor II), and .50% thereafter, and a flat monthly charge of $6. The guaranteed maximum charge tables assume that these charges will be .90% and $12, respectively, in all years. In Texas and Oregon, the guaranteed maximum daily charge is .25% per annum higher for certain periods of time than the daily charges assumed in the maximum charge tables below.

Therefore, an identical Policy sold in those states would have values less than those illustrated if we deducted the maximum charges.

      The charges assumed by both the current and guaranteed maximum charge tables also include __% for expenses of the Mutual Funds, which is the unweighted average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, as reflected on pages 11 and 12, above, plus the weighted average of all other operating expenses of each such Fund after all reimbursements, as reflected on pages 11 and 12, above. The total assumed tax charges for all of the tables are 2.5% of premiums.

      The second column of each table shows the effect of an amount equal to the premiums invested to earn interest, after taxes, of 5% compounded annually.

      INDIVIDUAL ILLUSTRATIONS. On request, we will furnish you with a comparable illustration based on your Policy's characteristics. If you request illustrations more than once in any Policy year, we may charge for the illustration.

                                                   PLATINUM INVESTOR I POLICY ILLUSTRATION
PLANNED PREMIUM $_________                                                                                INITIAL SPECIFIED
AMOUNT $_______                                                                                           DEATH BENEFIT OPTION 1
                                                                         MALE AGE __
                                                              PREFERRED RISK NON-TOBACCO USER
                                                                  ASSUMING CURRENT CHARGES


                                        DEATH BENEFIT                   ACCUMULATION VALUE               CASH SURRENDER VALUE
                                          ASSUMING                          ASSUMING                          ASSUMING
                                      HYPOTHETICAL GROSS                HYPOTHETICAL GROSS                HYPOTHETICAL GROSS
                                       ANNUAL INVESTMENT                ANNUAL INVESTMENT                  ANNUAL INVESTMENT
                                          RETURN OF                        RETURN OF                         RETURN OF
   END OF
   POLICY       ACCUMULATED
    YEAR         PREMIUMS         0%        6%         12%           0%        6%         12%           0%        6%         12%
                    (1)
     1
     2
     3
     4
     5
     6
     7
     8
     9
     10

     15

     20

(1)      Assumes net interest of 5% compounded annually.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. THE MONTHLY GUARANTEE PREMIUM FOR THIS POLICY WOULD BE $________. THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.


                  [Comparable tables for other configurations
                             are to be inserted.]

                            ADDITIONAL INFORMATION

A general overview of the Policies appears at pages 1 to 23, above. The additional information that follows gives more details, but generally does NOT repeat what is set forth above.

                          Contents of Additional Information                           Page to see in this
                                                                                          Prospectus
AGL...................................................................................
Separate Account VL-R.................................................................
Tax Effects...........................................................................
Voting Privileges.....................................................................
Your Beneficiary......................................................................
Assigning Your Policy.................................................................
More About Policy Charges.............................................................
Effective Date of Policy and Transactions Thereunder..................................
More About Our Declared Interest Option...............................................
Distribution of the Policies..........................................................
Payment of Policy Proceeds............................................................
Adjustments to Death Benefit..........................................................
Additional Rights That We Have........................................................
Our Reports to Policy Owners..........................................................
AGL's Management......................................................................
Legal Matters.........................................................................
Accounting and Actuarial Experts......................................................
Certain Potential Conflicts...........................................................


      SPECIAL WORDS AND PHRASES. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears on the inside of the back cover of this prospectus. That index will tell you on what page you can read more about many of the words and phrases that we use.

AGL

      We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware in 1917. AGL is a indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Contracts are AGL's, and American General Corporation has no legal obligation to back those commitments.

SEPARATE ACCOUNT VL-R

      We hold the mutual Fund shares in which any of your accumulation value is invested in our Separate Account VL-R. Separate Account VL-R is a "separate account," as defined by the SEC and is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the separate account on May 6, 1997.

      For recordkeeping and financial reporting purposes, Separate Account VL-R is divided into 17 separate "divisions" each corresponding to one of the 17 available investment options (other than our declared fixed interest option). We hold the mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

      The assets in the separate account are our property. Nevertheless, the assets in the separate account would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to the separate account. Our other creditors could reach only those separate account assets (if any) that are in excess of the amount of our reserves and liabilities under the Policies with respect to the separate account.

      AGL also issues variable annuity contracts through its Separate Accounts A and D, which also are registered investment companies.

TAX EFFECTS

      This discussion is based on current federal income tax law and interpretations. It assumes that the Policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

      GENERAL. A Platinum Investor Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 ("the Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policies will meet these requirements and that:

      o the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

      o increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

      TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

      Whenever there is a "material change" under a Policy, the Policy will generally be (a) treated as a new contract for purposes of determining whether the Policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option, the selection of additional rider benefits, an increase in your Policy's specified amount of coverage, and certain other changes.

      If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in specified amount you request or, in some cases, a partial surrender or termination of additional benefits under a rider.) If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

      OTHER EFFECTS OF POLICY CHANGES. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

      TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your Policy remains in force during the insured person's lifetime, as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

      After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

      On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy terminates after a grace period while there is a policy Loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

      TAXATION  OF  PRE-DEATH  DISTRIBUTIONS  IF  YOUR  POLICY  IS A  MODIFIED
ENDOWMENT CONTRACT. If your Policy is a modified endowment contract, any distribution from your Policy during the insured person's lifetime will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy. (For modified endowment contracts, your basis is similar to the basis described above for other Policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you.) For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The U.S. Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

      A 10% penalty tax also will apply to the taxable portion of most distributions from a Policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or
(iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. If your Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date and upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

      Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

      POLICY LAPSES AND REINSTATEMENTS. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

      TERMINAL ILLNESS RIDER. Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our terminal illness rider meet the law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply, however, to amounts paid to someone other than the insured person, if the payee has an insurable interest in the insured person's life because the insured is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.

      DIVERSIFICATION. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure by us to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Our separate account, through the Mutual Funds, intends to comply with these requirements.

      In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within a separate account may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the separate account, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of our separate account.

      ESTATE AND  GENERATION  SKIPPING  TAXES.  If the  insured  person is the
Policy's owner, the death benefit under a Platinum Investor Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $625,000 (or larger amounts specified in the Code to commence in certain future years) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

      As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

      The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

      PENSION AND PROFIT-SHARING PLANS. If Platinum Investor Policies are purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such Policies will be somewhat different from that described above.

      If purchased as part of a pension or profit-sharing plan, the reasonable net premium cost for such amount of insurance is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy's accumulation value will not be subject to federal income tax. However, the Policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the Policy or was an owner-employee under the plan.

      There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

      OTHER EMPLOYEE BENEFIT PROGRAMS. Complex rules may also apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These Policy owners must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

      ERISA.   Employers  and  employer-created   trusts  may  be  subject  to
reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal adviser.

      OUR TAXES. The operations of our Separate Account VL-R are reported in our federal income tax return, but we currently pay no income tax on the separate account's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, no charge is currently being made to any separate account division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to the separate account for income taxes incurred by us that are allocable to the Policies.

      We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to our separate account or allocable to the Policies.

      Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

      WHEN WE WITHHOLD INCOME TAXES. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

      TAX CHANGES. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

VOTING PRIVILEGES

      You will be entitled to instruct us how to vote mutual Fund shares held in the divisions of Separate Account VL-R and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes you are entitled to direct with respect to a particular Mutual Fund is equal to (a) your accumulation value invested in that Fund divided by
(b) the net asset value of one share of that Fund. Fractional votes will be recognized. Separate Account VL-R will vote all shares of each Fund that it holds of record in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the separate account.

      If you are entitled to give us voting instructions, we will send you proxy material and a form for providing such instructions. In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and detail the reasons in our next report to Policy owners.

      AGL reserves the right to modify these procedures in any manner consistent with applicable legal requirements and interpretations as in effect from time to time.

YOUR BENEFICIARY

      You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the insured person's lifetime. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

ASSIGNING YOUR POLICY

      You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason, if we agree. Two copies of the assignment must be forwarded to us. We are not responsible for any payment we make or any action taken before we receive due and complete notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial surrender, loan or payment from a Policy under a terminal illness rider. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser prior to making an assignment.

MORE ABOUT POLICY CHARGES

      PURPOSE OF OUR CHARGES.  The charges  under the Policies are designed to
cover,   in  the  aggregate,   our  direct  and  indirect  costs  of  selling,
administering and providing benefits under the Policies. They are also designed, in the aggregate, to compensate us for the risks we assume and services that we provide under the Policies. These include mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay); investment risks (such as the risk that adverse investment performance will make it more costly for us to provide the 5-year no-lapse guarantee under the Platinum Investor I

Policies or reduce the amount of our daily charge fee revenues below what we anticipate); sales risks (such as the risk that the number of Policies we sell and the premiums we receive (net of withdrawals) are less than we expect, thereby depriving us of expected economies of scale); regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and expense risks (such as the risk that the costs of administrative services that the Policies require us to provide will exceed what we currently project).

      If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss.

      CHANGE OF TOBACCO USE. If the person insured under your Policy is a tobacco user, you may apply to us for an improved risk class if the insured person meets our then applicable requirements for demonstrating that he or she has ceased tobacco use for a sufficient period.

      GENDER NEUTRAL POLICIES. Our cost of insurance charge rates in Montana will not be greater than the comparable male rates illustrated in this prospectus.

      Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Platinum Investor Policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

      COST OF INSURANCE RATES. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value first to the oldest increments of specified amount in order to compute our net amount at risk at each cost of insurance rate. See "Monthly Insurance Charge" beginning on page 8, above.

      DECREASES IN THE SPECIFIED AMOUNT OF A PLATINUM INVESTOR I POLICY. An amount of any remaining surrender charge will be deducted upon a decrease in specified amount under a Platinum Investor I Policy. If there have been no previous specified amount increases, the amount we deduct will bear the same proportion to the total surrender charge then applicable as the amount of the specified amount decrease bears to the Policy's total specified amount. The remaining amount of surrender charge that we could impose at a future time, however, will also be reduced proportionally. If there have been increases in specified amount, we decrease first those portions of specified amount that were most recently established. We also deduct any remaining amount of the surrender charge that was established with that portion of specified amount (which we pro-rate if less than that entire portion of specified amount is being cancelled).

EFFECTIVE DATE OF POLICY AND TRANSACTIONS THEREUNDER

      VALUATION DATES, TIMES, AND PERIODS. We generally compute values under Policies on each day that we are open for business except, with respect to any investment option, days on which the related mutual Fund does not value its shares. We call each such day a "valuation date."

      We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

      DATE OF RECEIPT. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at our Home Office (shown on the cover page of this prospectus). If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

      COMMENCEMENT OF INSURANCE COVERAGE. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's insurance rate class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to the owner and at least the minimum first premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 if the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement." You can obtain a copy from our Home Office by writing to the address shown on the cover of this prospectus or from your AGL representative.

      DATE OF ISSUE; POLICY MONTHS AND YEARS. After we approve an application for a Policy and assign an appropriate insurance rate class, we prepare the Policy. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "date of issue." Policy months and years are measured from the date of issue. In order to preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

      MONTHLY DEDUCTION DAYS. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

      COMMENCEMENT OF INVESTMENT PERFORMANCE. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, the date we receive your full minimum first premium at our Home Office, or, (c) in the case of a back-dated policy, the date we approve the Policy for insurance.

      EFFECTIVE DATE OF OTHER PREMIUM PAYMENTS AND REQUESTS THAT YOU MAKE. Premium payments (after the first) and transactions implemented in response to requests and elections made by you are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

      o Increases or decreases you request in the specified amount of insurance, and reinstatements of Policies that have lapsed take effect on the Policy's monthly deduction day on or next following our approval of the transaction.

      o We may return premium payments if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law.

      o If you exercise the right to return your Policy described on the cover of this prospectus, your coverage will end when you mail us your Policy or deliver it to your AGL representative.

      o If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. This procedure will not apply to premiums remitted in connection with reinstatement requests.

MORE ABOUT OUR DECLARED FIXED INTEREST ACCOUNT OPTION

      OUR GENERAL ACCOUNT. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account investment option. Because of applicable exemptive provisions, no interest in this option has been registered under the Securities Act of 1933; nor is our general account or our declared fixed interest account an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

      HOW WE DECLARE INTEREST. We can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

      Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

DISTRIBUTION OF THE POLICIES

      American General Securities Incorporated ("AGSI") is the principal underwriter of the Policies. AGSI is a wholly-owned subsidiary of AGL, and its principal office is the same as AGL's Home Office. AGSI is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 (1934 Act) and is a member of the National Associated of Securities Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for AGL's Separate Accounts A and D, and Separate Account E of American General Life Insurance Company of New York, which is a wholly-owned subsidiary of AGL. These separate accounts are registered investment companies.

      We sell our Policies through agents who are licensed by state insurance officials to sell our variable life policies. These agents are also registered representatives of AGSI or another firm that is registered with the SEC as a broker-dealer and is an NASD member. The agent who sells you this Policy receives sales commissions. We pay these commissions from our own resources and they do not result in any additional charge to you that is not described on pages 7-10, above.

      The commission we pay for selling the Platinum Investor I Policies is up to 95% of the premiums paid in the first Policy year up to a "target" amount, 4% of the premiums not in excess of the target amount paid in each of Policy years 2 through 10, 2.5% of all premiums in excess of the target amount received in any of Policy years 1 through 10, and .25% annually of the Policy's accumulation value in our investment options thereafter. (The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable.) The commission for the Platinum Investor II Policies is up to 25% of premiums paid in the first Policy year up to the target amount, 12% of the premiums not in excess of the target amount paid in each of Policy years 2 through 7, 2.5% on all premiums in excess of the target amount received in any of Policy years 1 through 7, and .25% of the Policy's accumulation value in our investment options thereafter.

      We pay a comparable amount of commissions with respect to any increase in the specified amount of coverage that you request. Commissions must be returned for any premium that we refund to you for any reason.

      We  pay  the   commissions   directly  to  AGSI  or  any  other  selling
broker-dealer firm.

PAYMENT OF POLICY PROCEEDS

      GENERAL. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of death benefit). If we do not have information about the desired manner of payment within 60 days after the date of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

      DELAY OF DECLARED FIXED INTEREST ACCOUNT OPTION PROCEEDS. We have the right, however, to defer payment or transfers of amounts out of our declared fixed interest account option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

      DELAY FOR CHECK CLEARANCE. Also, we reserve the right to defer payment of that portion of your accumulation value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

      DELAY OF SEPARATE ACCOUNT PROCEEDS. Finally, we reserve the right to defer payment of any death benefit, loan or other distribution that is derived from that portion of your accumulation value that is allocated to Separate Account VL-R, if (a) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or (c) the SEC by order permits the delay for the protection of owners. Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

      DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance Policy based on any material misstatements in your application and any application for a change in coverage. However,

      o We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

      o We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

      o We cannot challenge an additional benefit rider that provides benefits in the event that the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date as of which the additional benefit rider becomes effective.

ADJUSTMENTS TO DEATH BENEFIT

      SUICIDE. If the insured person commits suicide within two years after the date on which the Policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding Policy loan and any partial surrenders. If the insured person commits suicide within two years after the effective date of an increase in specified amount that you requested, we will pay the death benefit based on the specified amount which was in effect before the increase, plus the monthly insurance deductions for the increase. Some states require that we compute differently these periods for non-contestability following a suicide.

      WRONG AGE OR SEX. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

      DEATH DURING GRACE PERIOD. If the insured person dies during the Policy's grace period, we will deduct any overdue monthly charges from the insurance proceeds.

ADDITIONAL RIGHTS THAT WE HAVE

      We have the right at any time to

      o transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

      o     transfer  the  entire   balance   proportionately   to  any  other
            investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

      o terminate the automatic rebalancing feature if your accumulation value falls below $5,000;

      o     change the underlying mutual Fund that any investment option uses;

      o add or delete investment options, combine two or more investment options, or withdraw assets relating to Platinum Investor from one investment option and put them into another;

      o operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

      o operate the separate account, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Our separate account may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish;

      o do any of the following, if in our judgment necessary or appropriate to ensure that the Policies continue to qualify for tax treatment as life insurance: decline to change death benefit options or the specified amount of insurance, refuse a partial surrender request, require you to pay additional premiums, make distributions from your Policy (which could require payment of taxes and penalties), or make any other changes in your Policy; or

      o make other changes in the Policies that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

      If there are any material changes in the underlying investments of an investment option that you are using, you will be notified as required by law. We intend to comply with applicable law in making any changes and, if necessary, we will seek policy owner approval.

OUR REPORTS TO POLICY OWNERS

      Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. Notices will be sent to you to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should therefore give us prompt written notice of any address change.

AGL'S MANAGEMENT

      The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

 Name                                     Positions and Offices with AGL
 ----                                     ------------------------------
 Robert M. Devlin                         Chairman

 Jon P. Newton                            Vice Chairman

 Rodney O. Martin, Jr.                    Director, President & Chief
                                          Executive Officer

 David A. Fravel                          Director & Senior Vice President,
                                          Insurance Operations

 Robert F. Herbert, Jr.                   Director, Senior Vice President
                                          Chief Financial Officer,
                                          Treasurer & Controller

 Royce G. Imhoff, II                      Director, Senior Vice President &
                                          Chief Marketing Officer

 John V. LaGrasse                         Director, Senior Vice President &
                                          Chief Systems Officer

 Peter V. Tuters                          Director, Vice President &
                                          Chief Investment Officer

 Philip K. Polkinghorn                    Director

 Wayne A. Barnard                         Vice President & Chief Actuary

The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Devlin, Newton, and Tuters is 2929 Allen Parkway.

LEGAL MATTERS

      We are not involved in any legal proceedings that would be considered material with respect to a Policy owner's interest in Separate Account VL-R. Steven A. Glover, Esquire, Associate General Counsel of AGL, has opined as to the validity of the Policies. Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised AGL about certain federal securities and tax law matters in connection with the Policies.

ACCOUNTING AND ACTUARIAL EXPERTS

The financial statements of AGL included in this prospectus have been audited by __________ LLP, as stated in their reports. The financial statements of AGL have been included in reliance on the reports of __________ LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by __________, __________, who is _______ of AGL. [His/Her] opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

CERTAIN POTENTIAL CONFLICTS

      The Mutual Funds sell shares to separate accounts of insurance companies, both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of this. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each mutual Fund has advised us that its board of trustees (or directors) intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our Policy owners, we will see to it that appropriate action is taken to do so. If it becomes necessary for any separate account to replace shares of any mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.


                             FINANCIAL STATEMENTS

      The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under Platinum Investor Policies. They should not be considered as bearing upon the investment experience of the separate account. No financial statements of Separate Account VL-R are included because, at the date of this prospectus, the separate account had not yet commenced operations and had no assets or liabilities.


 Consolidated Financial Statements Of                                  Page to see in
 American General Life Insurance Company                               this Prospectus
 ---------------------------------------                               ---------------
 Report of __________ LLP, Independent Auditors

 Consolidated Balance Sheets as of December 31, 1996 and 1995


                                      40


 Consolidated Statements of Income for the years ended
 December 31, 1996, 1995 and 1994

 Consolidated Statements of Shareholders' Equity for the years ended December 31, 1996, 1995 and 1994

 Consolidated Statements of Cash Flows for the years, ended
 December 31, 1996, 1995 and 1994

 Notes to Consolidated Financial Statements


 [Financial Statements to be filed by pre-effective amendment]

[NOTE: The following information is to appear on the inside of the back cover of the prospectus.]

                          INDEX OF WORDS AND PHRASES

      This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                    PAGE TO SEE                                           PAGE TO SEE
DEFINED TERM                            IN            DEFINED TERM                            IN
                                       THIS                                                  THIS
                                    PROSPECTUS                                            PROSPECTUS
accumulation value                                    Option 1, 2
AGL                                                   our
AGSPC                                                 owner
amount at risk                                        partial surrender
automatic rebalancing                                 payment option
basis                                                 planned periodic premium
beneficiary                                           Platinum Accumulator
cash surrender value                                  Platinum Investor
close of business                                     Platinum Provider
code                                                  Policy
cost of insurance rate                                Policy anniversary
daily charge                                          Policy loan
date of issue                                         Policy month, year
death benefit                                         preferred loan interest
declared interest option                              premiums
division                                              premium payments
dollar cost averaging                                 prospectus
5 year no-lapse guarantee                             reinstate, reinstatement
Fund                                                  rider
full surrender                                        SEC
grace period                                          separate account
guarantee premiums                                    Separate Account VL-R
insured person                                        seven payment test
investment option                                     specified amount
lapse                                                 surrender
loan, loan interest                                   surrender charge
maturity, maturity date                               target telephone transfers
modified endowment                                    transfers
monthly deduction day                                 valuation date, period
monthly guarantee premiums                            we
monthly insurance charge                              you, your
Mutual Fund

      We have filed a registration statement relating to Separate Account VL-R and the Policies with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS (OR ANY SALES LITERATURE APPROVED BY AGL) IN CONNECTION WITH THE OFFER OF THE POLICIES PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE POLICIES ARE NOT AVAILABLE IN ALL JURISDICTIONS, AND THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL THEREIN.

                                    PART II

            (INFORMATION NOT REQUIRED TO BE FILED IN A PROSPECTUS)

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    UNDERTAKING PURSUANT TO RULE 484(b)(i)
                       UNDER THE SECURITIES ACT OF 1933

      Article VII, section 1, of the AGL's By-laws provides, in part, that AGL shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of AGL) by reason of the fact that such person is or was serving at the request of AGL, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interest of AGL and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

      Article VII, section 1 (in part), section 2 a, and section 3, provide that AGL shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of AGL to procure a judgment in its favor by reason of the fact that such person is or was acting in behalf of AGL, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of AGL, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under section 1: (a) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to AGL, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for the expenses which such court shall determine; (b) of amounts paid in settling or otherwise disposing of a threatened or pending action with or without court approval; or
(c) of expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

      Article VII, section 3, provides that, with certain exceptions, any indemnification under Article VII shall be made by AGL only if authorized in the specific case, upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in section 1 of Article VII by (a) a majority vote of a quorum consisting of directors who are not parties to such proceeding; (b) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (c) the court in which such proceeding is or was pending upon application made by AGL or the indemnified person or the attorney or other persons rendering services in connection with the defense, whether or not such application by the attorney or indemnified person is opposed by AGL.

      Article VII, section 7, provides that for purposes of Article VII, those persons subject to indemnification include any person who is or was a director, officer, or employee of AGL, or is or was serving at the request of AGL as a director, officer, or employee of another foreign or domestic corporation which was a predecessor corporation of AGL or of another enterprise at the request of such predecessor corporation.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE POLICIES PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

      AGL represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AGL under the Policies. AGL bases its representation on its assessment of all of the facts and circumstances, including such relevant factors, as: the nature and extent of such services, expenses and risks; the need for AGL to earn a profit; the degree to which the Policies include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Policies or prospectus, or otherwise.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.

Cross-Reference Table.

Prospectus, consisting of _____ pages.

Undertaking to file reports.

Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933.

Representation with respect to fees and charges.

The signatures.

Written Consents of the following persons:

      Steven A. Glover,
      Associate General Counsel and Assistant Security of AGL (see Exhibit 2(a)). (To be filed by pre-effective amendment.)

      AGL's actuary (see Exhibit 2(b)). (To be filed by pre-effective amendment.)

      Independent Auditors (see Exhibit 6). (To be filed by pre-effective amendment.)

The following exhibits:

      1.    Exhibits required by Article IX, paragraph A of Form N-8B-2:

            (1)(a) Resolutions of Board of Directors of AGL authorizing the establishment of Separate Account VL-R. (Filed herewith.)

            (1)(b) Resolutions of Board of Directors of AGL authorizing the establishment of variable life insurance standards of suitability and conduct. (Filed herewith.)


                                      S-3


            (2)         Inapplicable.

            (3)(a) Form of Distribution Agreement. (To be filed by pre-effective amendment.)

            (3)(b) Form of Selling Group Agreement. (To be filed by pre-effective amendment.)

            (3)(c)      Schedule of  Commissions  (included  under the heading
                        "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

            (4)         Inapplicable.

            (5)(a)(i)   Specimen  form of the  "Platinum  Investor I" Variable
                        Universal  Life  Insurance  Policy  (Policy  Form  No.
                        97600). (Filed herewith.)

            5(a)(ii)    Specimen form of the  "Platinum  Investor II" Variable
                        Universal  Life  Insurance  Policy  (Policy  Form  No.
                        97610). (Filed herewith.)

            (5)(b)(i) Specimen form of application for life insurance issued by AGL. (Filed herewith.)

            (5)(b)(ii) Specimen form of supplemental application for variable life insurance issued by AGL on Policy Form No. 97600 and Policy Form No. 97610. (Filed herewith.)

            (6)(a)      Amended  and  Restated  Articles of  Incorporation  of
                        American  General Life  Insurance  Company,  effective
                        December 31, 1991. (1)

            (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (2)

            (7)         Inapplicable.

            (8)(a)      Form of  Participation  Agreement with Adviser for AIM
                        Variable   Insurance  Funds,  Inc.  (To  be  filed  by
                        pre-effective amendment.)

            (8)(b)      Form  of  Participation  Agreement  with  Adviser  for
                        American General Series Portfolio Company. (To be filed by pre-effective amendment.)

            (8)(c)      Form  of  Participation  Agreement  with  Adviser  for
                        Dreyfus Variable Investment Fund. (To be filed by pre-effective amendment.)


                                     S-4


            (8)(d)      Form of  Participation  Agreement with Adviser for MFS
                        Variable    Insurance   Trust.   (To   be   filed   by
                        pre-effective amendment.)

            (8)(e) Amended Form of Participation Agreement with Adviser for Morgan Stanley Series Universal Funds., Inc. (To be filed by pre-effective amendment.)

            (8)(f)      Form  of  Participation  Agreement  with  Adviser  for
                        Putnam. (To be filed by pre-effective amendment.)

            (8)(g)      Form  of  Participation  Agreement  with  Adviser  for
                        Safeco   Resources  Series  Trust.  (To  be  filed  by
                        pre-effective amendment.)

            (8)(h) Amended Form of Participation Agreement with Adviser for Van Kampen American Capital Life Investment Trust.
                        (To be filed by pre-effective amendment.)

           (10)         Specimen Form of Application (filed herewith).

      Other Exhibits

             2(a)       Opinion  and  Consent of Steven A.  Glover,  Associate
                        General Counsel and Assistant Secretary of AGL. (To be filed by pre-effective amendment.)

             2(b) Opinion and Consent of AGL's actuary. (To be filed by pre-effective amendment.)

             3          Inapplicable.

             4          Inapplicable.

             5          Financial Data Schedule. (See Exhibit 27 below.)

             6 Consent of Independent Auditors. (To be filed by pre-effective amendment.)

             7          Powers of Attorney. (Filed herewith.)


                                      S-5


            27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

(1) Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of AGL on October 16, 1991.

(2) Incorporated herein by reference to the Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of AGL on April 30, 1992.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 12th day of December, 1997.

                                  AMERICAN GENERAL LIFE INSURANCE
                                  COMPANY SEPARATE ACCOUNT VL-R
                                  (Registrant)

                                  BY:  AMERICAN GENERAL LIFE
                                       INSURANCE COMPANY
                                       (On behalf of the Registrant and itself)

                                        /s/ROBERT F. HERBERT, JR.
                                     BY:----------------------------
                                        Robert F. Herbert, Jr.
                                        Senior Vice President

[SEAL]


        /s/STEVEN A. GLOVER
ATTEST: ----------------------
        Steven A. Glover
        Associate General Counsel
        and Assistant Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Name                                               Title

 RODNEY O. MARTIN, JR.*
 --------------------------                       Principal Executive Officer
 (Rodney O. Martin, Jr.)

 ROBERT F. HERBERT, JR.*
 --------------------------                       Principal Financial and
 (Robert F. Herbert, Jr.)                          Accounting Officer

 Directors

                                               JOHN V. LaGRASSE*
 --------------------------                    --------------------------
 (Robert M. Devlin)                            (John V. LaGrasse)

 JAMES S. D'AGOSTINO, JR.*                     RODNEY O. MARTIN, JR.*
 --------------------------                    --------------------------
 (James S. D'Agostino, Jr.)                    (Rodney O. Martin, Jr.)

 DAVID A. FRAVEL*                              JON P. NEWTON*
 --------------------------                    --------------------------
 (David A. Fravel)                             (Jon P. Newton)

  ROBERT F. HERBERT, JR.*                      PHILIP K. POLKINGHORN*
 --------------------------                    --------------------------
 (Robert F. Herbert, Jr.)                      (Philip K. Polkinghorn)

 ROYCE G. IMHOFF, II*                          PETER V. TUTERS*
 --------------------------                    --------------------------
 (Royce G. Imhoff, II)                         (Peter V. Tuters)


   /s/ Steven A. Glover
 --------------------------
* By Steven A. Glover, Attorney-in-Fact        December 12, 1997